Exhibit 99.1

Celestica Amends and Upsizes Credit Facility

TORONTO, June 20, 2024  -- Celestica Inc. (TSX: CLS) (NYSE: CLS), a leader in design, manufacturing, hardware platform and supply chain solutions for the world’s most innovative companies, has amended its existing senior secured credit agreement (“Existing Facility”)*, with an upsizing of the total facility to $1.5 billion (“Amended Facility”) to support continuing growth.

The Amended Facility consists of the following key changes to the Existing Facility:

Revolving loan facility upsized to $750 million (the “Revolver”)

•	Increases the revolving loan commitments from $600 million to $750 million.

•	Maturity date extended from March 2025 to June 2029.

New Term A and Term B loans with a total original principal amount of $750 million (the “Term Loans”)

•	Replaces (and terminates) the two existing term loans (aggregate of $604 million outstanding) with (i) a new term A loan in the original principal amount of $250 million (the “Term A Loan”), with a maturity date in June 2029, and (ii) a new term B loan in the original principal amount of $500 million (the “Term B Loan”), with a maturity date in June 2031.

•	The new Term A Loan currently bears interest at adjusted Term SOFR plus 1.75%[1], and is subject to quarterly principal repayments of $3.125 million.

•	The new Term B Loan currently bears interest at Term SOFR plus 1.75%[2], and is subject to quarterly principal repayments of $1.250 million.

The Term Loans were drawn in full at closing. A substantial portion of the proceeds were used to repay all amounts outstanding under the terminated term loan facilities and a portion of the balance outstanding under the existing Revolver3, as well as certain fees and expenses relating to the Amended Facility. Remaining Term Loan proceeds, as well as amounts available under the Revolver, are permitted to be used for general corporate activities.

The Amended Facility was provided by a syndicate of lenders with Bank of America, N.A. acting as Administrative Agent. BofA Securities, Inc. acted as Left Lead Arranger and Left Lead Bookrunner. Canadian Imperial Bank of Commerce and CIBC World Markets Corp., MUFG Bank., Canada Branch and Crédit Agricole Corporate and Investment Bank (Canada Branch) acted as Joint Lead Arrangers, Joint Bookrunners and Co-Syndication Agents.

All dollar amounts are denominated in U.S. dollars.

* via an amended and restated agreement

1 The Term A Loan bears interest at varying rates (as specified in the Amended Facility), plus a margin ranging from 1.50% — 2.25% or from 0.50% - 1.25%, in each case depending on the rate we select and our consolidated total net leverage ratio (as defined in the Amended Facility). Adjusted Term SOFR is Term SOFR + 0.10%.

2 The Term B Loan bears interest at Term SOFR plus 1.75% or the Base Rate plus 0.75%, depending on the rate we select and our consolidated total net leverage ratio (each as defined in the Amended Facility).

3 Under the Amended Facility, outstanding amounts under the Revolver bear interest at varying rates (as specified therein), plus a margin ranging from 1.50% — 2.25%, or from 0.50% — 1.25%, in each case depending on the currency of the borrowing, the rate we select, and our consolidated total net leverage ratio (as defined in the Amended Facility). A portion of the Term Loan proceeds were used to repay $93 million of the aggregate amount outstanding under the Revolver at closing. Remaining amounts outstanding under the Revolver at closing ($40 million) were repaid with other cash on hand. The current margin applicable to post-closing U.S. dollar Revolver borrowings under adjusted Term SOFR is 1.75%. Commitment fees on undrawn funds available under the Revolver range between 0.30% to 0.45%, depending on our consolidated total net leverage ratio (as defined in the Amended Facility).

About Celestica

Celestica enables the world's best brands. Through our recognized customer-centric approach, we partner with leading companies in Aerospace and Defense, Communications, Enterprise, HealthTech, Industrial, and Capital Equipment to deliver solutions for their most complex challenges. As a leader in design, manufacturing, hardware platform and supply chain solutions, Celestica brings global expertise and insight at every stage of product development — from the drawing board to full-scale production and after-market services. With talented teams across North America, Europe and Asia, we imagine, develop and deliver a better future with our customers. For more information on Celestica, visit www.celestica.com. Our securities filings can be accessed at www.sedarplus.ca and www.sec.gov.

Contacts

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Celestica Investor Relations

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